SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                   27 June, 2003

SkyePharma Announces Initiation of Phase III
Clinical Trial for GlaxoSmithKline Requip® OCR

LONDON, ENGLAND, June 27, 2003 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) today announces the initiation of Phase III clinical trials of the oral controlled release formulation of GlaxoSmithKline's Requip® (Ropinirole HCl). The new once daily formulation for Parkinson's disease has been developed utilizing SkyePharma's Geomatrix™ technology. Requip® OCR is expected to simplify the treatment regime for patients using this drug, thus improving patient convenience and compliance.

Michael R.D. Ashton, SkyePharma's chief executive officer commented: "The initiation of the Phase III study represents a significant milestone in the development of Requip® and validation of the therapeutic advances obtained by formulating major drugs with our Geomatrix™ oral drug delivery platform. Moreover, it brings yet another SkyePharma improved formulation closer to commercialization."

Requip® is indicated for the treatment of Parkinson's disease, both as initial monotherapy in early stage patients and as adjunct therapy, with L-dopa, to control motor fluctuations. It was first launched in 1997 in the US and most European countries. Requip® has been proven effective in controlling tremors, muscle stiffness and impaired balance associated with Parkinson's disease.

Parkinson's disease is a chronic, progressive disease in which the degeneration of nerve cells in the brain eventually impairs the ability to control body movements. The primary symptoms are tremors in the arms, legs, hands and face; rigidity or stiffness of the limbs and torso; slowness of movement; and impaired balance and co-ordination.

Notes to Editors

About SkyePharma
SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

About Geomatrix™
Geomatrix™ controlled release systems control the amount, timing and location of drug release into the body. This is achieved by constructing a tablet with two basic components: a core containing the active drug or drugs, and one or two additional barrier layers that control the drugs' diffusion out of the core. Tablets with a wide range of predictable and reproducible drug release profiles can be made by combining different chemical components in the core and barrier layers, each with a different rate of swelling, gelling and erosion.

About GlaxoSmithKline
GlaxoSmithKline, one of the world's leading research-based pharmaceutical and health care companies, is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information visit: http://www.gsk.com.

This press release may contain forward-looking statements regarding SkyePharma PLC and its technologies. Actual results may differ materially from those described in the press release as a result of a number of factors, including but not limited to the following: There can be no assurance that SkyePharma will exercise its option to sign a technology access and license agreement for micro-encapsulation technology, nor that any product will be successfully developed incorporating micro-encapsulation technology, or that final results of human clinical trials will result in the regulatory approvals required to market products, or that final regulatory approval will be received in a timely manner, if at all, or that patient and physician acceptance of these products will be achieved. The Company undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

For further information please contact:

SkyePharma PLC                                                                       +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications

Sandra Haughton, US Investor Relations                                               +1 212 753 5780

Buchanan Communications                                                              +44 207 466 5000
Tim Anderson / Nicola How

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:    June 27, 2003